UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): January 2, 2019

OMEGA HEALTHCARE INVESTORS, INC.

OHI HEALTHCARE PROPERTIES LIMITED PARTNERSHIP

(Exact name of registrant as specified in charter)

Maryland	1-11316	38-3041398
(Omega Healthcare Investors, Inc.)	(Omega Healthcare Investors, Inc.)	(Omega Healthcare Investors, Inc.)
Delaware	33-203447-11	36-4796206
(OHI Healthcare Properties Limited Partnership)	(OHI Healthcare Properties Limited Partnership)	(OHI Healthcare Properties Limited Partnership)
(State of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

303 International Circle

Suite 200

Hunt Valley, Maryland 21030

(Address of principal executive offices / Zip Code)

(410) 427-1700

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act.

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act.

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act.

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

See Item 8.01 below.

Item 8.01 Other Events.

On January 2, 2019, Omega Healthcare Investors, Inc. (“Omega”) and OHI Healthcare Properties Limited Partnership (the “Omega Operating Partnership” and, together with Omega, the “Omega Parties”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MedEquities Realty Trust, Inc. (“MedEquities”), MedEquities OP GP, LLC (the “MedEquities General Partner”) and MedEquities Realty Operating Partnership, LP (the “MedEquities Operating Partnership” and, together with MedEquities and MedEquities General Partner, the “MedEquities Parties”).

Pursuant to the terms of the Merger Agreement and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Omega will acquire MedEquities and MedEquities will be merged with and into Omega (such merger transaction, the “Merger”) at the effective time of the Merger (the “Merger Effective Time”), with Omega continuing as the surviving company in the Merger. At the Merger Effective Time, each share of common stock, $0.01 par value per share, of MedEquities (the “MedEquities Common Stock”) issued and outstanding immediately prior to the Merger Effective Time will be converted into the right to receive the following consideration (the “Merger Consideration”):

•	0.235 of a share of common stock of Omega (the “Omega Common Stock”), subject to adjustment under certain limited circumstances, plus the right to receive cash in lieu of any fractional shares of Omega Common Stock; and
•	an amount in cash equal to $2.00, subject to adjustment under certain limited circumstances (the “Cash Consideration”).

Immediately following the Merger Effective Time, Omega will contribute all of the assets of MedEquities, which consists of 100% of the outstanding equity interest in the MedEquities Operating Partnership, to the Omega Operating Partnership.

The Merger Agreement provides that MedEquities will declare a special dividend of $0.21 per share of MedEquities Common Stock payable to the holders of record of MedEquities Common Stock as of the end of trading on the New York Stock Exchange on the trading day immediately prior to the closing date of the Merger, which will be payable together with the Cash Consideration in accordance with the terms of the Merger Agreement (the “Pre-Closing Dividend”). The Pre-Closing Dividend will be paid by Omega or, if requested by Omega and subject to certain conditions, MedEquities. In addition to the Pre-Closing Dividend, MedEquities will be permitted to declare and pay its regular quarterly dividends in an amount not to exceed $0.21 per share of MedEquities Common Stock per quarter; however, MedEquities will not pay any dividend with respect to the third quarter of 2018. Omega will be permitted to declare and pay its regular quarterly dividends at an annualized rate not to exceed $2.64 per share of Omega Common Stock prior to the Merger Effective Time.

The MedEquities Parties and the Omega Parties have made customary representations, warranties and covenants in the Merger Agreement, including, among others, a representation by Omega that it has and will continue to have access to sufficient funds to pay the Cash Consideration and any cash in lieu of any fractional shares of Omega Common Stock and consummate the transactions contemplated by the Merger Agreement, covenants by the parties to use their reasonable best efforts to obtain all required third party consents and consummate the Merger and to conduct their respective businesses in the ordinary course during the period between execution of the Merger Agreement and closing of the Merger. The MedEquities Parties have also agreed not to solicit alternative transactions or, subject to certain exceptions, participate in discussions relating to an alternative transaction, furnish non-public information to third parties relating to an alternative transaction, change MedEquities board recommendation to MedEquities stockholders or enter into an agreement with respect to an alternative transaction.

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The Merger Agreement requires (i) MedEquities to convene a special meeting of stockholders for purposes of obtaining approval of a majority of the outstanding shares of MedEquities Common Stock, (ii) Omega to prepare and file with the Securities and Exchange Commission (the “SEC”) a Form S-4 registering the Omega Common Stock issuable as part of the Merger Consideration, and (iii) MedEquities to prepare and file a proxy statement with respect to such special meeting as promptly as practical after the date of the Merger Agreement, which proxy statement will contain, subject to certain exceptions, the recommendation of the MedEquities board of directors that MedEquities stockholders vote in favor of the Merger.

The Merger is subject to customary closing conditions, including, without limitation, (i) the affirmative vote of the holders of a majority of the outstanding shares of MedEquities Common Stock entitled to vote on the Merger, (ii) the absence of any law, injunction, judgment, order or ruling prohibiting the Merger, (iii) the accuracy of the representations and warranties made by the parties (subject to customary materiality and other qualifications), (iv) the performance by the parties in all material respects of their covenants, obligations and agreements under the Merger Agreement, (v) the receipt of certain third party consents, (vi) the delivery of tax opinions related to the status of each of MedEquities and Omega status as a real estate investment trust under the Internal Revenue Code of 1986, as amended (the “Code”), (vii) the delivery of tax opinions that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (viii) the absence of a material adverse effect on the MedEquities Parties or the Omega Parties prior to the closing. The consummation of the Merger is not subject to any financing condition and does not require the approval of Omega stockholders.

The Merger Agreement contains certain termination rights for MedEquities and Omega, including, without limitation, the ability of MedEquities to terminate the Merger Agreement if the MedEquities board of directors approves and authorizes MedEquities to enter into a definitive agreement to implement a superior proposal, so long as MedEquities Parties are not in breach of the non-solicitation provisions of the Merger Agreement. In addition, the Merger Agreement may be terminated under certain circumstances, including: (i) by mutual written consent of MedEquities and Omega; (ii) by either MedEquities or Omega (a) if the Merger has not been consummated on or before June 30, 2019 (the “Outside Date”), (b) if any of the representations or warranties made by the other party were inaccurate when made, or have become inaccurate as of a date subsequent to the date of the Merger Agreement, in each case which would result in the applicable closing condition of such party being incapable of being satisfied by the Outside Date (subject to certain exceptions), (c) if there has been a breach by the other party of any covenant or agreement, which would result in the applicable closing condition of such party being incapable of being satisfied by the Outside Date (subject to certain exceptions), (d) if a governmental authority issued a final, non-appealable order prohibiting the consummation of the Merger or (e) upon a failure of MedEquities to obtain approval of the requisite vote of its stockholders; or (iii) by Omega, (a) if the MedEquities board of directors changes its recommendation that MedEquities stockholders approve the Merger, (b) if MedEquities fails to include in its proxy statement the MedEquities board of director’s recommendation that the MedEquities stockholders approve the Merger or (c) if a tender or exchange offer relating to MedEquities Common Stock is commenced and MedEquities does not announce an adverse recommendation with respect to such tender or exchange offer within ten business days.

If MedEquities terminates the Merger Agreement in connection with its entry into an alternative transaction with respect to a superior proposal and under other specified circumstances, MedEquities will be required to pay to Omega: (i) a termination fee of $6,533,861 plus reimbursement of up to $1,500,000 in expenses, with respect to any termination on or before the date that is 30 days following the date of the Merger Agreement (subject to extension if MedEquities Parties and the Omega Parties are engaged in a match-right process relating to a superior proposal, as provided in the Merger Agreement) (the “Initial Termination Period”); or (ii) a termination fee of $12,250,989 with respect to any termination following the Initial Termination Period.

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The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 hereto and is incorporated herein by reference.

Cautionary Statement Regarding Merger Agreement

The Merger Agreement has been filed as an exhibit to this Current Report on Form 8-K to provide investors with information regarding its terms. Except for its status as the contractual document that establishes and governs the legal relations among the parties thereto with respect to the transactions described above, the Merger Agreement is not intended to be a source of factual, business or operational information about the parties. The representations, warranties and covenants made by the parties in the Merger Agreement are qualified and limited, including by information in the schedules referenced in the Merger Agreement that the parties delivered in connection with the execution of the Merger Agreement. Representations and warranties may be used as a tool to allocate risks between the respective parties to the Merger Agreement, including where the parties do not have complete knowledge of all facts, instead of establishing such matters as facts. Furthermore, the representations and warranties may be subject to standards of materiality applicable to the contracting parties, which may differ from those applicable to investors. These representations and warranties may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this filing. Accordingly, they should not be relied upon as statements of factual information. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Omega, MedEquities or their respective affiliates. Investors should read the Merger Agreement together with the other information in the reports and statements of Omega and MedEquities filed with the SEC. Omega acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Current Report on Form 8-K not misleading.

Additional Information and Where to Find It

In connection with the proposed Merger, Omega will file a registration statement on Form S-4 with the SEC that includes the preliminary proxy statement of MedEquities and constitutes a preliminary prospectus of Omega. After the registration statement is declared effective, MedEquities plans to mail to its stockholders the definitive proxy statement/prospectus. MedEquities and Omega may also file other documents with the SEC in connection with the proposed Merger. This Current Report on Form 8-K is not a substitute for the proxy statement/prospectus or registration statement or any other document that MedEquities or Omega may file with the SEC. Investors are urged to read the registration statement, the proxy statement/prospectus and any other relevant documents when they are available, as well as any amendments or supplements to these documents, carefully and in their entirety.

Investors may obtain free copies of the registration statement, the preliminary proxy statement/prospectus, and all other relevant documents filed by Omega and MedEquities with the SEC through the website maintained by the SEC at www.sec.gov, or by contacting MedEquities at 3100 West End Avenue, Suite 1000, Nashville, Tennessee 37203 Attn: Tripp Sullivan, (615) 760-1104, or Omega at Omega Healthcare Investors, Inc. 303 International Circle, Suite 200 Hunt Valley, Maryland 21030, Attn: Matthew Gourmand, Senior VP of Investor Relations, (410) 427-1714.

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Participants in the Solicitation

Omega, MedEquities and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from MedEquities’ stockholders in respect of the proposed Merger. Information regarding Omega’s directors and executive officers can be found in Omega’s definitive proxy statement filed with the SEC on April 30, 2018, its Form 10-K filed with the SEC on February 23, 2018, and its Form 8-K reports filed with the SEC on October 25, 2018 and November 2, 2018, as well as its other filings with the SEC. Information regarding the directors and executive officers of MedEquities can be found in its definitive proxy statement filed with the SEC on April 16, 2018, as well as its other filings with the SEC. Additional information regarding the interests of such potential participants will be included in the registration statement, proxy statement/prospectus and other relevant documents to be filed with the SEC in connection with the proposed Merger. These documents will be available free of charge on the SEC’s website and from Omega and MedEquities, as applicable, using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this document constitute “forward-looking statements” within the meaning of the federal securities laws, including all statements regarding the proposed Merger, future financial position and financial metrics, expected synergies and benefits, dividends and dividend plans, financing plans, and other expectations and beliefs regarding future events. In some cases, you can identify forward-looking statements by the use of forward-looking terminology including “anticipate,” “if,” “believe,” “plan,” “estimate,” “expect,” “intend,” “may,” “could,” “should,” “would,” “will,” “seeks,” “approximately,” “outlook,” “looking forward” and other similar expressions or the negative forms of the same. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, without limitation, risks and uncertainties related to (i) the risk that the conditions to closing of the Merger may not be satisfied; (ii) the ability of Omega to integrate the acquired business successfully and to achieve anticipated cost savings and other synergies; (iii) the possibility that other anticipated benefits of the proposed Merger will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results; (iv) potential litigation relating to the proposed Merger that could be instituted; (v) the ability to meet expectations regarding the timing and closing of the Merger; (vi) possible disruptions from the proposed Merger that could harm the businesses of Omega and/or MedEquities; (vii) the ability of Omega’s and MedEquities’ operators and borrowers to maintain the financial strength and liquidity necessary to satisfy their respective rent and debt obligations; (viii) the impact of healthcare reform and regulation, including cost containment measures and changes in reimbursement policies, procedures and rates; and (ix) the risk factors described in the most recent Annual Reports on Form 10-K and other filings of Omega and MedEquities with the SEC. Many of these factors are beyond the control of Omega and MedEquities and their management. The foregoing risk factors should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles or impediments to the realization of forward looking statements. Neither Omega nor MedEquities assumes any obligation to provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

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Item 9.01. Financial Statements and Exhibits.

(d)       Exhibits

Exhibit No. Description of Exhibit

Exhibit No.	Description
2.1

Agreement and Plan of Merger, dated as of January 2, 2019, by and among MedEquities Realty Trust, Inc., MedEquities OP GP, LLC, MedEquities Realty Operating Partnership, LP, Omega Healthcare Investors, Inc. and OHI Healthcare Properties Limited Partnership (Pursuant to Item 601(b)(2) of Regulation S-K, the schedules to the Agreement and Plan of Merger have been omitted and Omega Healthcare Investors, Inc. agrees to furnish supplementally a copy of any such omitted schedules to the SEC upon request).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OMEGA HEALTHCARE INVESTORS, INC.
(Registrant)

Dated: January 4, 2019	By:	/s/ Robert O. Stephenson
Robert O. Stephenson
Chief Financial Officer

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